Mail Stop 4561

July 17, 2008

Mr. Roger Hopkins
Chief Accounting Officer
National Health Investors, Inc.
100 Vine Street, Suite 1202
Murfreesboro, TN 37130

> **Re: National Health Investors, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 1-10822**

Dear Mr. Hopkins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Roger Hopkins
National Health Investors, Inc.
July 17, 2008
Page 2

Form 10-K for the year ended December 31, 2007

Item 1. Business, page 3

1. Please revise this section to discuss your investments in preferred and marketable securities as they appear to be a material portion of your asset holdings. Provide similar disclosure under the heading "Portfolio" in your MD&A discussion. Provide this disclosure in future filings and tell us how you plan to comply.

NHC Master Agreement to Lease, page 6

2. We note that the renewal options are at fair market value. Please tell us how you will determine fair market value for purposes of the lease renewals and provide disclosure in your future filings.

Item 2. Properties Owned or Associated with Mortgage Loan Investments, page 14

3. Please disclose the nature of your interest in each of the properties in your portfolio. Revise the chart to indicate whether the property is the subject of a sale-leaseback transaction, a mortgage, or some other form of ownership. Provide this disclosure in future filings and tell us how you plan to comply.

4. Please revise to provide a schedule of lease expiration for each of the next 10 years, including:
   - the number of tenants whose leases will expire,
   - the total area or number of beds covered by such leases,
   - the annual rental represented by such leases, and
   - the percentage of gross annual rental represented by such leases.

   Provide this disclosure in future filings and tell us how you plan to comply.

5. Please revise to provide a comparison of the average effective annual rental per bed or square foot for your properties. Provide this disclosure in future filings and tell us how you plan to comply.

Financial Statements

General

6. Please tell us how you have complied with Rule 5-04 of Regulation S-X, or tell us why you believe it was not necessary to include Schedules II and III.

Notes to Consolidated Financial Statements

Note 4. Mortgage and Other Notes Receivable, page 45

7. Please tell us how you have complied with Rule 12-29 of Regulation S-X, or tell us why you believe it was not necessary to include a reconciliation of mortgage and other note receivable balances from the beginning of the period to the end of the period for each year an income statement is presented.

Exhibit 31.1 and 31.2

8. We note that you have made modifications to the exact form of the required certifications including the replacement of the word "report" with "annual report" in paragraph 2. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439, Jennifer Monick, Staff Accountant, at (202) 551-3295 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or Karen Garnett, Assistant Director, at (202) 551-3785 with regard to legal comments.

Sincerely,

Kevin Woody
Accounting Branch Chief